Exhibit 99.2

Kamada Reports Record Top- and Bottom-line 2025 Financial Results and Affirms 2026 Guidance Representing Continued Double-Digit Organic Profitable Growth

●	2025 Full Year Revenue of $180.5 Million, up 12% Year-over-Year; Adjusted EBITDA of $42.0 Million, up 23% Year-over-Year; Net Income of $20.2 Million, up 40% Year-over-Year

●	Company Affirms 2026 Annual Guidance of $200 Million – $205 Million in Revenues and $50 Million – $53 Million of Adjusted EBITDA, Representing Double-Digit Organic Growth

●	Generated $25.5 Million of Cash from Operations in 2025; as of December 31, 2025 had $75.5 Million of Available Cash

●	Company Aims to Secure New Business Development and M&A Transactions to Accelerate Profitable Growth

●	Company Adopted an Annual Cash Dividend Policy and Declares Cash Dividend of $0.25 Per Share (Totaling Approximately $14.4 Million)

●	Conference Call and Live Webcast Today at 8:30am ET

REHOVOT, Israel, and HOBOKEN, NJ – March 11, 2026 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced financial results for the three months and full-year ended December 31, 2025.

“Our operational and financial performance in 2025 was excellent, with record total revenues of $180.5 million, representing a 12% year-over-year increase, and record adjusted EBITDA of $42.0 million, up 23% year-over-year,” said Amir London, Kamada’s Chief Executive Officer. “Results for the year were well within our 2025 annual guidance, and a testament to our ability to execute on our strategy and generate significant profitable growth through the diversity of our product portfolio. We also demonstrated our ability to convert profitability to operational cash flow, generating $25.5 million of cash from operating activities for the year, contributing to our strong cash position of $75.5 million at year-end 2025.”

“We enter 2026 from a position of significant strength, continuing to benefit from growth across our commercial portfolio. Based on our positive outlook and consistent performance, we affirm our 2026 annual guidance of $200 million to $205 million in revenues and $50 million to $53 million of adjusted EBITDA, which respectively represent 13% and 23% growth when comparing 2026 guidance mid-points to 2025 results,” continued Mr. London.

“In 2026, we will focus on the expansion of our entire commercial product portfolio, including continued investment in the commercialization and life cycle management of our six FDA-approved specialty plasma-derived products, supporting organic commercial growth in U.S. and ex-U.S. markets. We also anticipate growth of our Distribution segment through the launch of additional biosimilar products in the Israeli market, as well as the expansion of the Distribution business to the MENA region. We further expect to continue ramping up plasma collection in our three plasma centers with the aim of strengthening our vertical integration, reducing specialty plasma costs and supporting continued growth through sales of normal-source plasma. Lastly, we aim to secure new business development and M&A transactions, which will accelerate our profitable growth and expect these transactions to enrich our current portfolio of marketed products and generate synergies with our existing commercial operations,” concluded Mr. London.

Financial Highlights for the Year Ended December 31, 2025

●	Total revenues for 2025 were $180.5 million, a 12% increase from the $161.0 million generated in 2024. The overall increase in revenues was driven by the diversity of the Company’s portfolio, primarily attributable to increased sales of VARIZIG® and KEDRAB® in the U.S. market, sales of KAMRAB® and GLASSIA® in ex-U.S. markets, and an overall increased sales in the Distribution segment through the launch of biosimilar and other products in our portfolio.

●	Gross profit and gross margins for 2025 were $76.4 million and 42%, respectively, compared to $70.0 million and 43%, respectively, in 2024. The increase in gross profit is in line with the increase in total revenues. The slight decrease in gross margin is due to product and markets sales mix.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $50.2 million in 2025, as compared to $49.9 million in 2024. The reduction in R&D expenses, year-over-year, related to the discontinuation of the Inhaled AAT clinical study was offset by an increase in G&A expenses required to support the growing commercial operation.

●	Net income for 2025 was $20.2 million, or $0.35 per diluted share, a 40% increase as compared to net income of $14.5 million, or $0.25 per diluted share, in 2024.

●	Adjusted EBITDA, as detailed in the tables below, was $42.0 million in 2025, a 23% increase as compared to $34.1 million in 2024.

●	Cash provided by operating activities in the year ended December 31, 2025, was approximately $25.5 million, as compared to $47.6 million for the prior year. The decrease is correlated to the increase in the Company’s working capital.

Financial Highlights for the Three Months Ended December 31, 2025

●	Total revenues were $44.7 million in the fourth quarter of 2025, an increase of 15% compared to $39.0 million in the fourth quarter of 2024.

●	Gross profit and gross margins were $17.0 million and 38%, respectively, in the fourth quarter of 2025, compared to $17.0 million and 44%, respectively, in the fourth quarter of 2024. The reduction in gross margin is related to a change during the fourth quarter in product and markets sales mix.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $13.4 million in the fourth quarter of 2025, compared to $12.0 million in the fourth quarter of 2024. The overall increase was in support of the growing commercial operation.

●	Net income was $3.6 million, or $0.06 per diluted share, in the fourth quarter of 2025, as compared to $3.8 million, or $0.07 per diluted share, in the fourth quarter of 2024.

●	Adjusted EBITDA, as detailed in the tables below, was $7.8 million in the fourth quarter of 2025, compared with $8.8 million achieved in the fourth quarter of 2024.

●	Cash provided by operating activities was $7.6 million in the fourth quarter of 2025, as compared to cash provided by operating activities of $10.4 million in the fourth quarter of 2024.

Balance Sheet Highlights

As of December 31, 2025, Kamada had cash and cash equivalents of $75.5 million, as compared to $78.4 million as of December 31, 2024. The Company generated $25.5 million from operating activities, and recorded net cash used in investment activities of $9.8 million and net cash used in financing activities of $18.3 million, of which $11.5 million was associated with the payment of a special cash dividend, collectively resulting in the overall decrease in cash balance.

Recent Corporate Highlights

●	Adopted an annual cash dividend policy and announced the payment of a cash dividend of $0.25 (approximately NIS 0.77) per share on the Company’s ordinary shares (totaling approximately $14.4 million) based on Kamada’s strong financial results for 2025 and solid cash position. The cash dividend will be payable on April 6, 2026, to shareholders of record at the close of business on March 23, 2026.

●	Announced a $10 million to $14 million extension of an existing tender from the Canadian Blood Services (CBS) for the supply of four specialty plasma-derived products, WINRHO®, HEPAGAM®, CYTOGAM®, and VARIZIG®, for an additional two years. The award secures ongoing sales of those products in the Canadian market between Q2-26 and Q1-28.

●	Announced discontinuation of the Company’s Phase 3 Inhaled AAT clinical trial.

Fiscal 2026 Guidance

Kamada is reiterating its 2026 annual financial guidance of total revenues in the range of $200 million to $205 million and adjusted EBITDA in the range of $50 million to $53 million, representing year-over-year increase of 13% in revenues and 23% in adjusted EBITDA based on 2026 annual guidance mid-points.

Conference Call Details

Kamada’s management will host an investment community conference call on Wednesday, March 11, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the call by dialing 1-877-407-0792 (from within the U.S.), 1-809-406-247 (from Israel), or 1-201-689-8263 (International) using conference I.D. 13758519. The call will be webcast live on the internet at: https://viavid.webcasts.com/starthere.jsp?ei=1751343&tp_key=e8c73d1516.

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA is defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, whereas adjusted EBITDA is the EBITDA plus non-cash share-based compensation expenses and certain other costs.

For the projected 2026 adjusted EBITDA information presented herein, the Company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for these measures is dependent on future events, many of which are outside of the Company’s control. Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with the Company’s accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort. Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the Company’s adjusted EBITDA for historical periods.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB®, and two types of equine-based anti-snake venom products. Second, distribution of third parties’ pharmaceutical products in Israel & the MENA region through in-licensing partnerships, including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding Mr. London’s statements that Kamada 1) is entering 2026 from a position of significant strength and will continue to benefit from growth across its commercial portfolio; 2) is focused in 2026 on expansion of its entire commercial product portfolio, supporting organic commercial growth in U.S. and ex-U.S. markets, and its aim to secure new business development and M&A transactions expected to accelerate our profitable growth and enrich Kamada’s current portfolio of marketed products and generate synergies with its existing commercial operations; 3) anticipates growth of its Distribution segment through the launch of additional biosimilar products in the Israeli market and expansion of the Distribution business to the MENA region; 4) will continue to ramp up plasma collection in its three plasma centers, reduce specialty plasma costs and support continued growth through sales of normal source plasma; 5) Kamada’s 2026 annual guidance of $200 million to $205 million in revenues and $50 million to $53 million of adjusted EBITDA; and 6) Canadian Blood Services (CBS) tender extension secures ongoing sales of approximately $10 million-$14 million for the period between Q2-26 and Q1-28. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East with bombing of Iran by the U.S. and Israel, and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, effect of potential imposed tariff on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such potential tariff, the effect on establishment and timing of business initiatives, Kamada’s ability to leverage new business opportunities and integrate it with its existing product portfolio, regulatory delays, Kamada’s ability and board discretion to declare and pay annual cash dividends, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

---tables to follow---

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2025	2024
	U.S. Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$75,469	$78,435
Trade receivables, net	27,007	21,547
Other accounts receivables	5,656	5,546
Inventories	84,943	78,819
Total Current Assets	193,075	184,347

Non-Current Assets
Property, plant and equipment, net	41,367	36,245
Right-of-use assets	8,900	9,617
Intangible assets and other long-term assets	97,511	103,226
Goodwill	30,313	30,313
Contract asset	7,544	8,019
Deferred taxes	-	488
Total Non-Current Assets	185,635	187,908
Total Assets	$378,710	$372,255

Liabilities
Current Liabilities
Current maturities of lease liabilities	2,121	1,631
Current maturities of other long term liabilities	9,923	10,181
Trade payables	23,242	27,735
Other accounts payables	12,108	9,671
Deferred revenues	-	171
Total Current Liabilities	47,394	49,389

Non-Current Liabilities
Lease liabilities	9,440	9,431
Contingent consideration	20,372	20,646
Other long-term liabilities	30,113	32,816
Deferred taxes	1,651	-
Employee benefit liabilities, net	670	509
Total Non-Current Liabilities	62,246	63,402

Shareholder’s Equity
Ordinary shares	15,078	15,028
Additional paid in capital net	268,283	266,933
Capital reserve due to translation to presentation currency	(3,490)	(3,490)
Capital reserve from hedges	177	51
Capital reserve from share-based payments	5,711	6,316
Capital reserve from employee benefits	385	364
Accumulated deficit	(17,074)	(25,738)
Total Shareholder’s Equity	269,070	259,464
Total Liabilities and Shareholder’s Equity	$378,710	$372,255

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the Year Ended December 31,		For the Three Months Ended December 31,
	2025	2024	2025	2024
	U.S. Dollars in thousands, except for per share data		U.S. Dollars in thousands, except for per share data

Revenues from proprietary products	$156,206	$141,447	$38,230	$31,415
Revenues from distribution	24,254	19,506	6,448	7,590

Total revenues	180,460	160,953	44,678	39,005

Cost of revenues from proprietary products	83,928	73,708	22,464	14,501
Cost of revenues from distribution	20,125	17,278	5,247	7,473

Total cost of revenues	104,053	90,986	27,711	21,974

Gross profit	76,407	69,967	16,967	17,031

Research and development expenses	12,995	15,185	2,894	2,673
Selling and marketing expenses	18,455	18,428	4,882	4,566
General and administrative expenses	18,724	15,702	5,640	4,124
Other expense	-	601	-	590
Operating income	26,233	20,051	3,551	5,078

Financial income	1,921	2,118	442	684
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	(1,171)	(94)	(405)	(349)
Revaluation of long-term liabilities	(2,652)	(8,081)	1,405	(2,765)
Financial expense	(864)	(660)	(259)	(189)
Income before tax on income	23,467	13,334	4,734	2,459
Taxes on income	(3,269)	1,128	(1,172)	1,349

Net Income	$20,198	$14,462	$3,562	$3,808

Other Comprehensive Income:
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met, net of tax
Gain (loss) on cash flow hedges	1,069	(30)	299	33
Net amounts transferred to the statement of profit or loss for cash flow hedges	(943)	(59)	(468)	2
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	21	89	11	81
Total comprehensive income	$20,345	$14,462	$3,404	$3,924

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.35	$0.25	$0.06	$0.07
Diluted net earnings per share	$0.35	$0.25	$0.06	$0.07

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the Three Months Ended
	December 31,		December 31,
	2025	2024	2025	2024
	U.S. Dollars in thousands		U.S. Dollars in thousands
Cash Flows from Operating Activities
Net income	$20,198	$14,462	$3,562	$3,808

Adjustments to reconcile net income to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	14,918	13,808	3,801	4,100
Financial expense, net	2,766	6,717	(1,183)	2,619
Cost of share-based payment	845	874	458	174
Taxes on income	3,269	(1,128)	1,172	(1,349)
Loss (gain) from sale of property and equipment	(8)	11	-	-
Change in employee benefit liabilities, net	183	52	92	46
	21,973	20,334	4,340	5,590
Changes in asset and liability items:
Decrease (increase) in trade receivables, net	(5,407)	(1,977)	4,298	(5,226
Decrease (increase) in other accounts receivables	(535)	593	(2,201)	(859)
Decrease (increase) in inventories	(6,124)	9,659	469	(7,261)
Decrease (increase) in contract asset	475	476	144	140
Increase (decrease) in trade payables	(6,870)	1,226	(3,373)	11,973
Increase in other accounts payables	950	1,413	1,203	1,570
Increase (decrease) in deferred revenues	(171)	23	(1,022)	130
	(17,682)	11,413	(482)	467
Cash (paid) received during the year for:
Interest paid	(864)	(594)	(259)	(170)
Interest received	1,921	2,118	442	684
Taxes paid	(56)	(139)	(37)	19
	1,001	1,385	146	533

Net cash provided by operating activities	$25,490	$47,594	$7,566	$10,398

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	For the year ended December 31,		For the Three Months Ended December 31,
	2025	2024	2025	2024
	U.S. Dollars in thousands		U.S. Dollars in thousands
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	$(9,846)	$(10,740)	$(2,775)	$(2,924)
Proceeds from sale of property and equipment	8	1	-	-
Net cash used in investing activities	(9,838)	(10,739)	(2,775)	(2,924)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	50	7	1	4
Repayment of lease liabilities	(972)	(1,251)	(139)	(361)
Dividend Paid	(11,534)	-	-	-
Repayment of other long-term liabilities	(5,889)	(12,667)	(1,041)	(351)
Net cash provided by (used in) financing activities	(18,345)	(13,911)	(1,179)	(708)

Exchange differences on balances of cash and cash equivalent	(273)	(150)	(140)	(332)

Increase in cash and cash equivalents	(2,966)	22,794	3,472	6,434

Cash and cash equivalents at the beginning of the year	78,435	55,641	71,997	72,001

Cash and cash equivalents at the end of the year	$75,469	$78,435	$75,469	$78,435

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$1,221	$3,304	$351	141
Purchase of property and equipment in credit	$2,523	$1,955	$2,523	1,955

NON-IFRS MEASURES

	For the year ended		Three months period ended
	December 31,		December 31,
	2025	2024	2025	2024
	U.S. Dollars in thousands
Net income	$20,198	$14,462	$3,562	$3,808
Taxes on income	3,269	(1,128)	1,172	(1,349)
Financial expense (income), net	2,766	6,717	(1,183)	2,619
Depreciation and amortization expense	14,924	13,218	3,802	3,510
Non-cash share-based compensation expenses	845	867	458	167
Adjusted EBITDA	$42,002	$34,136	$7,811	$8,755